Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the Years Ended December 31,
(all dollar amounts in thousands)	2009	2008	2007	2006	2005
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees, or gain on the sale of properties
	$(1,690)	$(95,254)	$(64,836)	$(12,071)	$(38,405)
Amortization of interest capitalized	3,780	3,100	3,392	3,252	2,709
Interest capitalized	(3,870)	(25,032)	(27,105)	(17,063)	(9,586)
Distributed income of equity investees	11,601	13,344	13,207	9,370	3,942
Preference security dividend requirements of consolidated subsidiaries	(7,250)	(7,251)	(7,250)	(7,250)	(7,251)
Fixed charges	103,106	107,253	130,246	158,676	155,029

Total earnings	$105,677	$(3,840)	$47,654	$134,914	$106,438

Fixed Charges:
Interest expense	87,023	69,951	89,105	127,779	132,493
Capitalized interest	3,870	25,032	27,105	17,063	9,586
Debt costs amortization	4,963	5,019	6,786	6,584	5,699
Distributions to Series B preferred unitholders	7,250	7,251	7,250	7,250	7,251

Total Fixed Charges	$103,106	$107,253	$130,246	$158,676	$155,029

Distributions to Series A, Series C, Series D and Series E preferred shareholders	8,142	8,773	13,439	20,902	22,391

Combined Fixed Charges and Preferred Share Distributions	$111,248	$116,026	$143,685	$179,578	$177,420

Ratio of Earnings to Fixed Charges	1.0	(a )	(a )	(a )	(a )

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b )	(b )	(b )	(b )	(b )

a)	For the years ended December 31, 2008, 2007, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $111.1 million, $82.6 million, $23.8 million and $48.6 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005, is also impacted by amortization of intangible assets acquired in the merger with Cornerstone Realty Income Trust.

b)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $5.6 million, $119.9 million, $96.0 million, $44.7 million and $71.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. For the year ended December 31, 2005, the deficiency is also a result of the Company recording amortization expense of approximately $42.0 million related to intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.